Exhibit 99.10

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Brookfield Asset Management Inc.

We have audited the consolidated financial statements of Brookfield Asset Management Inc. and subsidiaries (the “Company”) as at December 31, 2009 and 2008 and for each of the years then ended, and the Company’s internal control over financial reporting as of December 31, 2009, and have issued our reports thereon dated March 30, 2010; such consolidated financial statements and reports are included in the Consolidated Financial Statements for the year ended December 31, 2009 listed as Exhibit 99.3 on Form 40-F. Our audits also included the Company’s reconciliation of differences between Canadian and United States of America generally accepted accounting principles listed as Exhibit 99.4 on Form 40-F. This reconciliation of differences between Canadian and United States of America generally accepted accounting principles is the responsibility of the Company’s management. Our responsibility is to express an opinion on this reconciliation based on our audits. In our opinion, such reconciliation of differences between Canadian and United States of America generally accepted accounting principles, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note (d) to the reconciliation of differences between Canadian and United States of America generally accepted accounting principles, effective January 1, 2009, the Company changed its method of accounting under United States of America generally accepted accounting principles for business combinations and non-controlling interests due to the adoption of FASB ASC Subtopic 805-10, “Business Combinations” and FASB ASC Subtopic 810-10, “Consolidation”, respectively.

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 30, 2010